Exhibit 99.1

Suncor Energy declares dividend

All financial figures are in Canadian dollars.

Calgary, Alberta (August 4, 2026) Suncor Energy’s (TSX: SU) (NYSE: SU) Board of Directors has approved a quarterly dividend of $0.60 per share on its common shares, payable September 25, 2026 to shareholders of record at the close of business on September 4, 2026.

Suncor Energy - Canada’s leading integrated energy company

Suncor’s operations span the full energy value chain, including oil sands mining and in situ operations, upgrading, offshore production, petroleum refining in Canada and the U.S., marketing and trading, and nationwide Petro-Canada™ retail and wholesale networks – delivering reliable energy that fuels economic growth and meets the needs of customers across Canada and globally. With an unwavering focus on safety, operational excellence, and profitability, Suncor is committed to delivering industry-leading performance and long-term shareholder value. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information, visit suncor.com or find us on LinkedIn, Instagram and Facebook.

Media inquiries:

1-833-296-4570

media@suncor.com

Investor inquiries:

invest@suncor.com